Robert A. Forrester, Attorney
                      1215 Executive Drive West, Suite 102
                              Richardson, TX 75081
                                 (972) 437-9898
                               Fax (972) 480-8406
                               forrester@covad.net








November 2, 2005


Robert Burnett
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C. 50549



Ref:     Stelax Industries Ltd.
         Item 4.01 Form 8-K filed February 7, 2005
         File No. 0-18052
         Amendment No. 2


Sir:

In response to the staff's letter to the above registrant dated October 13, 2005, I have, on its behalf, filed this day the second amendment to said 8-K. We have discussed over the telephone the changes incorporated herein that were made in response to your letter, and those are included. I have again requested Deloitte to affirm in writing the oral representation made to me by them last February to the effect that they concurred with the disclosures set forth in the original filing. My assumption is that since the filing has not materially changed, Deloitte's concurrence has not changed. They have been apprised of the changes included in both amendments and requested to submit a letter affirming their concurrence.

Further, on behalf of the registrant, I have been authorized to confirm that Stelax Industries Ltd. acknowledges that

         - it is responsible for the adequacy and accuracy of the disclosures in the filing;

         - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         - it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.






Very truly yours,





Very truly yours,


/s/ Robert A. Forrester


Robert A. Forrester, Attorney